Buenos Aires, April 30th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Corporte Bonds.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, during April 2020, the Company acquired: (i) US$10,500,000 of face value of its own Corporte Bonds (“CBs”) maturing in 2023 (“2023 CBs”) at an average clean price of US$65.77 per face value of US$100; (ii) US$8,481,000 of face value of its own CBs maturing in 2027 (“2027 CBs”) at an average clean price of US$62.13 per face value of US$100 and (iii) US$150,000 of face value of its own CBs maturing in 2029 (“2029 CBs”) at an average clean price of US$59.00 per face value of US$100..

As of today, according to what was published on August 30th and September 30th, 2019 and March 31st, 2020, and in this relevant event, the Company acquired a total of: (i) US$65,212,000 of face value of its 2023 CBs at an average clean price of US$71.74 per face value of US$100; (ii) US$91,222,000 of face value of its 2027 CBs at an average clean price of US$72.24 per face value of US$100; and (iii) US$7,475,000 of 2029 CBs at an average clean price of US$78.23 per face value of US$100. The total amount invested in repurchase of CBs adds up to US$118,532,255, without considering accrued interests.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations